UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.28/UM 000/COP-K0F00000/2025

Jakarta,	April 11, 2025

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivative, and Carbon Exchange Supervision Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4,

Jakarta - 10710

Re	:	Resignation of PT Telkom Indonesia (Persero) Tbk’s President/Independent Commissioner

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 33/POJK.04/2014 concerning Directors and Board of Commissioners of Issuer or Public Company, we hereby inform you that:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Resignation of PT Telkom Indonesia (Persero) Tbk’s President/Independent Commissioner
2.	Date	10 April 2025
3.	Description

On Thursday 10 April 2025, we have received the resignation letter from Mr. Bambang Permadi Soemantri Brodjonegoro as our President/ Independent Commissioner of PT Telkom Indonesia (Persero) Tbk (“The Company”). As mentioned in the resignation letter, the reason behind his resignation is due to his appointment as a Dean of Asian Development Bank Institute (“ADBI”) where as a consequence of the term mentioned in the contract between Bapak Bambang Permadi Soemantri Brodjonegoro and the ADBI, he is prohibited to hold a dual position in any business entity including State Owned Enterprise.

4.	The Impact of the Events	It has no material impact on the continuity of the Company’s business.
5.	Others

The Company will take necessary measures related to the resignation letter submitted by Mr. Bambang Brodjonegoro in accordance with all applicable regulations including holds GMS to determine his resignation at the latest 90 days after the resignation letter received by the Company.

When the resignation of Mr. Bambang Brodjonegoro has become effective, the Member of the Company’s Board of Commissioners will be 8 in total with 2 of them being Independent Commissioners. Thus, can be concluded that after the resignation of Mr. Bambang Permadi Soemantri Brodjonegoro has become effective, the Company will not meet the minimum requirement of the number of Independent Commissioners as regulated in the capital market regulations because it has less than 30% proportion of Independent Commissioners out of all of our Board of Commissioners. The fulfillment of the Independent Commissioner’s quota will be carried out at the nearest GMS, which will be announced later with due observance of the 90 (ninety) day deadline after Mr. Bambang Permadi Soemantri Brodjonegoro’s resignation letter is received by the Company.

Thus, we submit this information and thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relation